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Positive Polar
May 24 at 6:11 PM ·

🎨 Fine Art Friday from the Studio! 🎨

Hi friends — Our Chief Creative Officer of Positive Polar and environmental artist, Nikki Baxendale is giving to you a little behind-the-scenes peek into her studio, where the first whale pieces are coming to life in preparation for their installation aboard the Positive Polar vessel! 🐋 💙

This piece is called 'Stealth' — an oil painting that captures the quiet, almost ghostly grace of an Orca Whale gliding just beneath the surface. There's something so powerful in that silent motion... the way light refracts through the water, breaking into a spectrum that dances across the orca's sleek form. It's a moment of stillness, yet full of energy and presence.

Creating these works is such an emotional journey for me — blending art and advocacy, using beauty to tell the story of our oceans. I can't wait to share more with you as we bring this collection to life! 🌊

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#FineArtFriday #StudioVibess #positivepolar #environmentalart #oceanconservation #nikkibaxendaleart #orcawhales #oilpainting #artforchange #protectwhatyoulove #OceanRestoration #beauty #ProudMoment #happiness #joy #lifestyle


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